FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"FGL 2008 AGM - Results of Resolutions"

Released: 29 October 2008

Pages: 5
(including this page)

[redacted]

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S
GROUP

29 October 2008

ANNUAL GENERAL MEETING – 29 OCTOBER 2008

In accordance with section 251AA of the Corporations Act, the following information is provided in relation to resolutions passed by members of Foster's Group Limited at its Annual General Meeting on 29 October 2008:

Resolution 1 **Re-election of Mrs M.L. Cattermole as a Director**	
The motion was carried as an ordinary resolution on a poll.	
Total number of proxy votes exercisable by all proxies validly appointed	1,114,273,211
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	1,065,836,239
- the proxy is to vote against the resolution	31,121,688
- the proxy may vote at the proxy's discretion	17,315,284
- the proxy is to abstain on the resolution	1,373,285
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	1,084,438,018
- against the resolution	31,188,570
- abstaining on the resolution	1,377,040

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

Resolution 2 Re-election of Mr P.A. Clinton as a Director	
The motion was carried as an ordinary resolution on a poll.	
Total number of proxy votes exercisable by all proxies validly appointed	1,114,141,880
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	1,094,507,274
- the proxy is to vote against the resolution	2,246,423
- the proxy may vote at the proxy's discretion	17,388,183
- the proxy is to abstain on the resolution	1,509,909
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	1,113,225,676
- against the resolution	2,266,718
- abstaining on the resolution	1,516,527

Resolution 3 Re-election of Mr M.J. Ullmer as a Director	
The motion was carried as an ordinary resolution on a poll.	
Total number of proxy votes exercisable by all proxies validly appointed	1,113,903,409
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	1,065,369,490
- the proxy is to vote against the resolution	30,901,243
- the proxy may vote at the proxy's discretion	17,632,676
- the proxy is to abstain on the resolution	1,452,392
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	1,079,059,196
- against the resolution	36,181,389
- abstaining on the resolution	1,472,348

Resolution 4 Approval of increase in total amount of Non-Executive Directors' fees	
The motion was carried as an ordinary resolution on a poll.	
Total number of proxy votes exercisable by all proxies validly appointed	1,105,706,427
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	1,056,208,883
- the proxy is to vote against the resolution	40,857,881
- the proxy may vote at the proxy's discretion	8,639,663
- the proxy is to abstain on the resolution	3,471,314
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	1,060,798,582
- against the resolution	46,082,953
- abstaining on the resolution	3,504,856

Resolution 5 Adoption of new Constitution	
The motion was carried as a special resolution on a poll.	
Total number of proxy votes exercisable by all proxies validly appointed	1,111,493,792
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	1,087,742,629
- the proxy is to vote against the resolution	6,592,540
- the proxy may vote at the proxy's discretion	17,158,623
- the proxy is to abstain on the resolution	4,146,604
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	1,106,173,908
- against the resolution	6,606,372
- abstaining on the resolution	4,207,917

Resolution 6 Approval of proportional Takeover Provision	
The motion was carried as a special resolution on a poll.	
Total number of proxy votes exercisable by all proxies validly appointed	1,112,007,817
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	1,063,523,248
- the proxy is to vote against the resolution	31,342,217
- the proxy may vote at the proxy's discretion	17,142,352
- the proxy is to abstain on the resolution	3,661,785
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	1,081,951,542
- against the resolution	31,376,807
- abstaining on the resolution	3,696,546

Resolution 7 Adoption of the Remuneration Report for the year ended 30 June 2008	
The motion was carried as an ordinary resolution on a poll.	
Total number of proxy votes exercisable by all proxies validly appointed	1,109,577,177
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	1,075,747,758
- the proxy is to vote against the resolution	16,914,950
- the proxy may vote at the proxy's discretion	16,914,409
- the proxy is to abstain on the resolution	6,075,738
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	1,093,740,298
- against the resolution	17,139,391
- abstaining on the resolution	6,119,743

Yours faithfully

Robert Dudfield
Assistant Company Secretary

FOSTER'S
GROUP

SEC Mail Processing Section

DEC 09 2008

Washington, DC
101

29 October 2008

Foster's Group Limited 2008 Annual General Meeting

Foster's Group Limited will today address shareholders at its Annual General Meeting to be held in Melbourne, commencing at 10:30am.

Attached is a copy of the Address delivered by the Chairman, David Crawford and the Address delivered by the CEO, Ian Johnston.

A live webcast of the Annual General Meeting can be viewed at www.fostersgroup.com. An archive of proceedings will also be available from the Foster's website.

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: 0409 709 126

Investors

Ian Betts
Tel: +61 3 9633 2273
Mob: 0400 532 466

WITH COMPLIMENTS

FOSTER'S
GROUP

For your information as released to the Australian Securities Exchange

SEC File No: 082-01711

FOSTER'S GROUP

Foster's Group Limited 2008 Annual General Meeting

Chairman's Address
David Crawford

Our 2008 Accounts and Public Reports have been provided to shareholders and they include a detailed overview of our business and performance. I will not repeat what is included in those reports but intend to touch on a few important areas.

In today's uncertain climate and, in particular, the volatility being experienced on international financial markets, Foster's remains in a very sound position, with a strong balance sheet, appropriate debt levels and secure long term funding. We continue to generate excellent cash flows from a strong underlying business.

We produce and sell a leading portfolio of products and brands. With strong management and operational teams, we are well placed to compete effectively and robustly in increasingly competitive markets.

Our business stability and financial strength place us in an excellent position to weather the quite extraordinary changes occurring in global financial markets. The alcohol category is typically robust during such periods and our overall business continues to perform well.

These macro economic conditions have not, however, distracted us from our commitment to lift current returns from our investment in wine. In June this year, we took the difficult, but necessary decision, to write down $730 million from the value of our wine assets, and your Board is currently involved in a detailed review of our total wine operations.

As previously advised, we expected to complete the wine review by the end of this calendar year. However, we have taken the decision to extend our workplan into early next year and now expect an announcement of the review outcomes no later than the release of our first half trading results in mid February.

I want to assure you that after over a decade of investment – and given significant uncertainty in global financial markets – your Board is taking the appropriate time, care and consideration in agreeing the future strategy and structure for our substantial wine assets.

Once concluded, Ian Johnston will lead the implementation of the review. Ian has been a Non-executive Director since September last year and, following the resignation of Trevor O'Hoy, became Acting CEO. Ian's mix of skills and experience, combined with the positive impact he has made over the past few months, convinced the Board that he was ideal for the role and he was appointed in a permanent capacity in September.

I'm also very pleased to welcome two new Directors to the Foster's Board during the year. Paul Clinton and Michael Ullmer both bring broad business experience and relevant skills to the Board. They will introduce themselves to the meeting shortly. This is also the final meeting for Graeme McGregor. He retires today after over a decade of service to shareholders on the Foster's Board.

I'd now like to invite Ian to comment on the business operations.

Chief Executive Officer's Address
Ian Johnston

As the Chairman has mentioned, we are witnessing some extraordinary changes and challenges in financial markets and, like any company, some have a direct impact on our business.

But we are not distracted by noise out in the marketplace, all businesses are dealing with many of the same issues.

In times like this, it is all the more important that we are focussed on making changes to get the basics right - focussing on volume growth, gaining value share, reducing business costs and building our organizational capabilities.

Before I talk about my agenda as CEO, I'd like to briefly comment on our recent performance.

Financial Performance

As an introduction and to repeat the basic message accompanying the results announcement released in August – our 2008 performance did not meet our own expectations.

On a reported basis, the pre-tax write downs and provisions of $730 million substantially affected our results with profit down 88%. If we remove the impact of these one-off non-cash adjustments and the agricultural charge of SGARA, net profit after tax was in line with the previous year at $713 million. The strengthening of the Australian dollar from July 2007 to June 2008, was a factor in this subdued result – both from a financial perspective and from the impact a strengthening currency has had on the competitiveness of Australian wine products in the main export markets.

Having said that, the business continued to be strongly cash generative with cash flows after dividends increasing 52% to $434 million. Let us not forget the fundamentals that drive the business are very sound.

The final dividend was up 9.6% to 14.25 cents and total dividends for the year increased 10.5% to 26.25 cents. The dividend payout ratio was 71%.

For the quarter to September this year, I'm pleased to say performance has been in line with our expectations.

Here in Australia our beer business is performing well. Improving volume and value trends have continued through September and we have a strong innovation program which offers consumers more choice in the premium sectors, and delivers a positive price outcome.

Excluding cask wine in Australia, our global wine shipments are ahead of the last year and the first quarter plan. Our bottled wine sales in Australia are nicely ahead of last year and we are encouraged by the share performance since the beginning of

2008. As expected, our cask volume in Australia is below last year as we scale back our participation in the category.

In the Americas, our first quarter wine shipments and depletions were in line with plan and ahead of the prior year. And it is encouraging to know that the new season launches are just beginning to gain distribution as retailers introduce these innovations to their stores and shelves.

One issue in the US is the impact of the economic downturn on consumer spending. Forecasting consumer patterns in the US is fraught with its challenges, but at this stage of the cycle overall wine consumption seems to be holding up at trend levels. However, this disguises a shift from restaurant and on premise sectors, to higher levels of consumption at home. This tends to move purchasing to lower price wines and away from the luxury portfolio. Our short term plans are being adjusted to recognise this dynamic. Notwithstanding this, both the category and Foster's continue to see value growth ahead of volume growth in the US market.

In the first quarter, wine volume in our Europe, the Middle East and Africa region is below prior year as we face some economic headwinds and overcome some supply issues into Europe. The outlook is still positive for the year, and year to date earnings for the region remain in line with our expectations. However, in Europe, given similar challenges for the consumer, we remain cautious over the medium term.

As we look forward to our half year results I am certainly encouraged by some of our performance trends. But I should also remind you that for the year our global wine results will reflect the impact of the higher cost of goods we noted at the 2008 year results back in August.

Recent movements in exchange rates are a positive for our business and the Australian wine industry generally. But again, we are not distracted by these short term fluctuations and we retain our focus on delivering stronger financial performance regardless of the exchange rate cycles.

While I have been forthright about our disappointment in the results of the last financial year, it would be remiss if I did not balance this with some comment on the many highlights of the past year that give me the confidence that we are well positioned to successfully compete going forward.

As mentioned previously, the fundamentals of your company remain strong – and in many respects, our beer and wine brands are market leaders.

Australian Beer Highlights

In the Australian beer market, Foster's has the leading beer portfolio with 7 of the top 10 brands and 5 of the 7 fastest growing brands.

Australia's No. 1 beer brand, VB, returned to revenue growth in 2008.

Carlton Draught grew volume and revenue for the 6th consecutive year.

Pure Blonde has been built from an innovation to a mainstream beer brand, and shows the largest value growth of any beer brand in Australia's top 10.

We also reinvested significantly behind Crown Lager to maintain its position as Australia's favourite premium beer and Launched Crown Ambassador – a premium vintage lager.

Australian Beer Growth Categories

The international premium and low carb segments are growing fastest in the Australian beer market and Foster's increased market share in both during the year.

In international premium brands Corona continues to lead category growth.

Pure Blonde created the low carb segment and volumes were up over 60%.

And we continue to build on our position with the re-launch of Carlton Premium Dry as a lower carb beer and the recent addition of two new offerings – Carlton Natural Blonde and Pure Blonde Naked – a midstrength offering under the Pure Blonde brand.

Foster's first 100% Carbon Offset beer – Cascade Green – was a 2008 national environmental award finalist and has established the 'green beer' category in Australia.

Other beer innovation included Carlton Fusion – the first flavoured beer under a major Australian brand.

Wine Highlights

In Australia, Rosemount wines grew by 25% in the year driven by strong growth in white varietals. Rosemount innovation continued with Rosemount O, a wine created for pouring over ice.

Lindemans Early Harvest low alcohol / low calorie wine was launched in October.

2007 to create a new market segment, and Yellowglen Jewel showed best growth in the sparkling wine category.

Market share for bottled wine in Australia showed very good improvement towards the end of the last fiscal year and created a strong platform going forward.

Americas Wine - Beringer California Collection

In the US, the $4 to 6 price point is a key market and is showing strong recent growth in the past quarter - up 11.5%.

Our biggest single brand is Beringer White Zinfandel or Blush, and to this we are adding additional varietals including Chardonnay, Merlot and Cabernet with strong signs of consumer acceptance.

In the US our share in the Australian category is again improving, behind renewed promotional and merchandising support.

European Wine Highlights

The European region continued to grow profitably with Continental Europe generating around 50% of earnings in the 2008 fiscal year.

UK volume and value improvements in the past year came across all channels and our top 4 brands in the region – Lindemans, Wolf Blass, Rosemount and Penfolds - grew strongly.

New Product Development included Lindemans Early Harvest and the relaunch of Gabbiano in the UK trade.

Global

During July Wolf Blass was honoured to be announced the International Red Winemaker of the Year at the 2008 International Wine Challenge in London. This award was judged by a highly credentialed panel of more than 370 winemakers, merchants and writers from around the world, who blind tasted more than 9000 wines from 40 different countries.

All 16 wines entered by Fosters won awards, which we take as high achievement by our talented group of winemakers.

In the last few minutes, I have mentioned a number of innovations, and as you enjoy a cup of tea or one of our products later in the area just outside this auditorium, you'll see many of them and there are Fosters people around to answer any questions you may have.

Looking Forward

Looking forward and in summary, our balance sheet and our brands are in good health.

While the wine review will be a major input to medium and long term strategy for the group, we are not hesitating to make the immediate business decisions necessary to drive business growth.

My immediate priorities as CEO are simple: to grow the business; reduce business costs; and build business capability.

Getting the basics right is a simple and fundamental requirement of all in the Foster's Group and one emphasising that we will improve operational performance as a platform for improving financial results and shareholder returns.

It is perhaps too early in the year to be over confident about instant performance improvement across our company, but over the last month or so, a number of individual indicators give me encouragement that we are on the right path.

I'd now like to hand back to the Chairman.



29 October 2008

Chief Executive Officer's Address

FOSTER'S GROUP



2008 FINANCIAL PERFORMANCE

Reported Results	Adjusted Results (before Significant Items and SGARA)
Net Profit after Tax	**Net Profit after Tax**
$111.7 million	$713.2 million
Earnings per Share	**Earnings per Share**
5.8 cents	36.8 cents

FOSTER'S GROUP

AUSTRALIAN BEER



Australia's No.1 beer
Strong growth
Outstanding performance
Brand investment
VB
MIDSTRENGTH LAGER
VB
CARLTON
CARLTON DRAUG
CARLTON
CARLTON MID
PURE BLOND
LAGER
CARLTON
Corona Extra
Crown

AUSTRALIAN BEER


Unmatched portfolio
Category Leader
Low-carb innovation
Low-carb leader
'Flavoured' beer innovation
First 'Green' Beer
1664
STELLA ARTOIS
LEUVEN
PORTER
Corona Extra
PURE BLOND
LAGER
LOW CARBOHYDRATE
CARLTON
CARLTON DRY
FULL FLAVOURED LAGER
CASCADE
GREEN
PRESERVATIVE FREE • LOW CARB
CARLTON
DRY

AUSTRALIAN WINE



25% growth
Innovation, over ice
Lower alcohol, Lower calorie
Leading sparkling growth
Portfolio growth
SECRET STONE
Sauvignon Blanc
SHIRAZ

AMERICAN WINE - BERINGER

Price repositioned

January 2008 release

July 2008 release


BERINGER
BERINGER
BERINGER
BERINGER
BERINGER
BERINGER
BERINGER

EUROPEAN WINE

Good Growth

Released in Europe

Relaunched in UK


LINDEMANS
CHARDONNAY
ROSEMOUN
Penfolds
KOONUNGA HILL
BERINGER
CABERNET SAUVIGNON
LINDEMANS
GABBIANO
CHIANTI

STRATEGIC AGENDA
GETTING THE BASICS RIGHT

GROWTH

- Volume growth
- Value share growth
- Brand investment and innovation

EFFICIENCY

- Reduce business costs
- Drive production efficiencies
- Benefit from global scale

CAPABILITY

- People, values and leadership
- Sharpen Performance
- Improve work processes

FOSTER'S GROUP

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	FOSTER'S GROUP LIMITED
Fax number	0396457226
From	ASX Limited – Company Announcements Office
Date	29-Oct-2008
Time	10:39:48
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

FGL 2008 Annual General Meeting

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Notice of change of interests of Substantial Holder"

Released: 17 October 2008

Pages: 19
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FORM 604

Corporations Act 2001
Section 671B

Notice of change of interests of Substantial Holder

To:	Fosters Group Limited
ACN/ARSN:	007 620 886

1. Details of substantial holder

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and its subsidiaries

There was a change in the interests of the substantial holder on	13/10/2008
The previous notice was given to the company on	17/09/2008
The previous notice was dated	10/09/2008

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	66,800,972	3.48%	54,222,307	2.82%

For the securities (if any) listed below see NOTE 1 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	25,443,870	1.32% see note 1 at the end of this form	22,416,744	1.17% see note 1 at the end of this form

For the securities (if any) listed below see NOTE 2 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	34,399,294	1.79% see note 2 at the end of this form	29,909,802	1.56% see note 2 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Grand TOTAL Fully paid ordinary shares	126,644,136	6.59%	106,548,853	5.54%

For any enquiries regarding this notice, please contact Carol Ye on 02 9303 6132 or John Paull on 02 9303 6021.

3. Changes in relevant interest

Particulars of each change in, or change in the nature of, a relevant interest of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
See annexure "B" to this notice.					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of shares	Person's votes
Acadian Asset Management (Australia)	Citicorp Nominees Pty Limited		Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	446,122 Fully paid ordinary shares"*" See note 1 on the last page of this form.	446,122
ASB Group Investments	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	118,239 Fully paid ordinary shares	118,239
Avanteos Investments Limited	Avanteos Investments Limited		Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	92,174 Fully paid ordinary shares	92,174
Colonial First State Investment Limited (1)	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as the responsible entity of a managed investment scheme	48,410,990 Fully paid ordinary shares	48,410,990
Colonial First State Investment Limited (2)	BNP Paribas Securities		Power to exercise voting rights pursuant to position held as manager under investment mandate	1,609,892 Fully paid ordinary shares	1,609,892
Colonial First State Investment Limited (2)	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as manager under investment mandate	2,936,354 Fully paid ordinary shares	2,936,354
Colonial First State Investment Limited (2)	National Nominees Limited		Power to exercise voting rights pursuant to position held as manager under investment mandate	85,897 Fully paid ordinary shares	85,897

Colonial First State Investment Limited (3)	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as the responsible entity of a managed investment scheme	21,970,622 Fully paid ordinary shares"*" See note 1 on the last page of this form.	21,970,622
Commonwealth Bank Officers Superannuation Corporation Pty Limited ATF Officers' Superannuation Fund	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as superannuation trustee	766,750 Fully paid ordinary shares	766,750
CommSec Trading Limited	Share Direct Nominees Pty Limited		Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	202,011 Fully paid ordinary shares	202,011
The Colonial Mutual Life Assurance Society Limited	ANZ Custodian Services Limited		The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a) has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	1,668,022 Fully paid ordinary shares"*" See note 2 on the last page of this form	1,668,022
The Colonial Mutual Life Assurance Society Limited	BNP Paribas Securities		The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a) has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	1,123,285 Fully paid ordinary shares"*" See note 2 on the last page of this form	1,123,285
The Colonial Mutual Life Assurance Society Limited	Citicorp Nominees Pty Limited		The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a) has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	9,307,355 Fully paid ordinary shares"*" See note 2 on the last page of this form	9,307,355
The Colonial Mutual Life Assurance Society Limited	JP Morgan Nominees Australia Limited		The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a) has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	15,400,114 Fully paid ordinary shares"*" See note 2 on the last page of this form	15,400,114
The Colonial Mutual Life Assurance Society Limited	National Nominees Limited		The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a) has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	1,590,823 Fully paid ordinary shares"*" See note 2 on the last page of this form	1,590,823

The Colonial Mutual Life Assurance Society Limited	State Street Australia Limited		The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a) has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	820,203 Fully paid ordinary shares"*" See note 2 on the last page of this form	820,203
Grand Total					106,548,853

5. Changes in association

The persons who have become associates(2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of Association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ASB Group Investments	Sovereign House 33-45Hurstmere Road Takapuna 1332 New Zealand
Avanteos Investments Limited	105 Camberwell Road Hawthorn East Vic 3123
Colonial First State Investment Limited (1)	Level 29, 52 Martin Place, Sydney NSW 2000
Colonial First State Investment Limited (2)	Level 29, 52 Martin Place, Sydney NSW 2000
Commonwealth Bank Officers Superannuation Corporation Pty Limited ATF Officers' Superannuation Fund	Level 9, 48 Martin Place, Sydney NSW 2000
CommSec Trading Limited	Level 11, 363 George Street Sydney NSW 2000
Acadian Asset Management (Australia)	Level 40, 264 George Street Australia Square Sydney NSW 2000
Colonial First State Investment Limited (3)	Level 29, 52 Martin Place, Sydney NSW 2000
The Colonial Mutual Life Assurance Society Limited	Level 7, 48 Martin Place, Sydney NSW 2000

7. Signature

NOTE 1--(This note is relevant to section 2 3 4 and 5)

The relevant interests in these securitites are /were held by Colonial First State Investments Limited (CFS) as responsible entity of the specified registered managed investment schemes and relate(d) to holdings in connection with the Colonial First State First Choice product range. Decisions to buy/sell those securities and exercise voting rights in relation to those securities are made by external managers (unrelated to the Commonwealth Bank Group) to whom CFS has outsourced those functions. By instrument dated 29 October 2001 the Australian Securities and Investments Commission has granted certain relief to CFS and its related bodies corporate for these holdings from the provisions of Chapter 6 of the Corporations Act in relation to the acquisition of such securities.

NOTE 2--(This note is relevant to section 2 3 4 and 5)

452 Capital Pty Ltd ("452 Capital") is the investment manager in relation to the securities. Exercise of voting and disposal powers by 452 Capital is subject to any client direction. CMLA has a relevant interest in more than 20% of the shares in 452 Capital by virtue of the Exclusivity Agreement attached as Annexure A and therefore, by virtue of s608(3)(a) has a deemed relevant interest in the securities.

....

John Damien Hatton – Company Secretary

Dated the 17 day of October 2008.

Annexure A

This is the annexure mark A referred to in Form 604, Notice of change of interests of Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 13/10/2008

John Damien Hatton – Company Secretary

SCHEDULE

ASB Bank Limited
ASB Capital Limited
ASB Capital No.2 Limited
ASB Group (Life) Limited
ASB Holdings Limited
Avanteos Investments Ltd (ACN 096 259 979)
Avanteos Pty Limited (ACN 066 862 97)
Burdekin Investments Limited
CBA (Delaware) Finance Incorporated
CBA (Europe) Finance Limited
CBA Asia Limited
CBA Capital Trust 1
CBA Capital Trust II
CBA Funding (NZ) Limited
CBA Funding Trust 1
CBA Investments Limited (ACN 000 835 423)
CBA NZ Holding Limited
CBA USD Funding Limited
CBCL Australia Limited
CBFC Leasing Pty Limited(ACN 008 520 965)
CBFC Limited (ACN 008 519 462)
CFS Managed Property Limited(ACN 006 464 428)
CMG Asia Life Holdings Limited
Collateral Leasing Pty Limited(ACN 002 681 218)
Colonial AFS Services Pty Limited (ACN 083 514 667)
Colonial Fiji Life Limited
Colonial Finance Limited (ACN 067 105 435)
Colonial First State (UK) Holdings Limited
Colonial First State Asset Management (Australia) Limited (ACN 114 194 311)
Colonial First State Group Limited (ACN 004 405 556)
Colonial First State Investments (NZ) Limited
Colonial First State Investments Limited (ACN 002 348 352)
Colonial First State Property Limited (ACN 085 313 926)
Colonial First State Property Management Pty Ltd (ACN 101 504 045)
Colonial First State Property Retail Trust
Colonial Holding Company Limited (ACN 074 706 782)
CommBank Europe Limited
CommBankManConsult(Asia)Co Ltd
CommCapital S.a.r.l
CommInternational Limited
Commonwealth Financial Planning Limited(ACN 003 900 169)
Commonwealth Insurance Holdings Limited (ACN 088 327 959)
Commonwealth Insurance Limited (ACN 067 524 216)
Commonwealth Managed Investments Limited (ACN 084 098 180)
Commonwealth Securities Limited (ACN 067 254 399)
CommTrading Limited
Copacabana Beach Pty Ltd(ACN 123 047 978)
Crystal Avenue Pty Limited(ACN 123 019 956)
CTB Australia Limited
D Compartment ABI Lux Co
eCommlegal Pty Ltd
Financial Wisdom Limited(ACN 006 646 108)
First State (HK) LLC
First State Investment Holdings (Singapore) Ltd
First State Investment Managers (Asia) Limited (ACN 054 571 701)
First State Investments (Cayman) Limited
Fringe Pty Ltd (ACN 078 791 901)
FS Investments (Bermuda) Ltd
Greenwood Lending Pty Ltd(ACN 112 461 131)
Group Treasury Services NZ Limited(ACN 1761530)
GT Funding No6 Ltd Partnership(NSWLP 00000537)
GT Investments No 3 Pty Ltd(ACN 126 767 931)
GT Operating No.2 Pty Limited(ACN 100 915 517)
GT Operating No4 Pty Ltd(ACN 121 276 088)
Harboard Beach Pty Ltd(ACN 123 178 450)
Hemisphere Lane Pty Ltd(ACN 100 915 400)
Homepath Pty Limited (ACN 081 986 530)
IWL Limited(ACN 078 119 212)
Jacques Martin Administration and Consulting Pty Limited(ACN 006 787 748)
Kiwi Income Properties Limited
Kiwi Property Management Limited
Lily Pty Ltd(ACN 124 503 117)
Loft No 3 Pty Ltd(ACN 118 488 234)
Luca Limited Partnership
M-Land Pty Ltd(ACN 106 099 923)
Medallion Series Trust 2006 1G
Medallion Trust Series 2003-1G
Medallion Trust Series 2004-1G
Medallion Trust Series 2005-1G
Medallion Trust Series 2005-2G
Medallion Trust Series 2007 4P
Medallion Trust Series 2007 5P
Medallion Trust Series 2007-1G
Medallion Trust Series 2008-1R
MIS Funding No1 Pty Limited(ACN 119 268 905)
National Bank of Fiji Limited
Newport Limited
Padang Pty Ltd(ACN 106 099 496)
Pavillion and Park Limited
PERLS II Trust (ARSN 107 133 488)
PERLS III Trust (formally Preferred Capital Limited)
Pontoon (Funding)PLC
Prime Investment Entity Limited(ACN 065 915 139)
PT Astra CMG Life
PT Bank Commonwealth
Securitisation Advisory Services Pty Ltd(ACN 064 133 946)
Series 2001-IG Medallion Trust
Series 2002-IG Medallion Trust
Share Investments Pty Limited(ACN 010 035 837)
SHIELD Series 21
SHIELD Series 50
Sovereign Group Limited
Sovereign Limited
Sparad (No. 24) Pty Limited (ACN 057 975 087)
Watermark Limited

End of Annexure A

Annexure B

This is the annexure mark B referred to in Form 604, Notice of change of interests of Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 13/10/2008

John Damien Hatton – Company Secretary

CommSec Trading Limited

Date	Registered Company	Transaction type	Quantity	Consideration
03 Oct 2008	Share Direct Nominees Pty Limited	BUY	202011	1201965
Total			**202011**	**1201965**
Entity Total			**202011**	**1201965**

The Colonial Mutual Life Assurance Society Limited

Date	Registered Company	Transaction type	Quantity	Consideration
17 Sep 2008	Citicorp Nominees Pty Limited	BUY	142949	845030
19 Sep 2008	Citicorp Nominees Pty Limited	BUY	24866	136044
24 Sep 2008	Citicorp Nominees Pty Limited	BUY	3372	17872
24 Sep 2008	Citicorp Nominees Pty Limited	BUY	27696	147776
29 Sep 2008	Citicorp Nominees Pty Limited	BUY	181365	1036757
07 Oct 2008	Citicorp Nominees Pty Limited	BUY	1546	8832
07 Oct 2008	Citicorp Nominees Pty Limited	BUY	3752	21431
07 Oct 2008	Citicorp Nominees Pty Limited	BUY	21002	119972
07 Oct 2008	Citicorp Nominees Pty Limited	BUY	36831	210399
10 Oct 2008	Citicorp Nominees Pty Limited	SELL	-1905511	-10194484
10 Oct 2008	Citicorp Nominees Pty Limited	SELL	-862908	-4616558
10 Oct 2008	Citicorp Nominees Pty Limited	SELL	-154143	-824665
10 Oct 2008	Citicorp Nominees Pty Limited	SELL	-63528	-339875
Total			**-2542711**	**-13431469**
Entity Total			**-2542711**	**-13431469**

Colonial First State Investment Limited (2)

Date	Registered Company	Transaction type	Quantity	Consideration
17 Sep 2008	BNP Paribas Securities	SELL	-24804	-146571
18 Sep 2008	BNP Paribas Securities	SELL	-69154	-397421
26 Sep 2008	BNP Paribas Securities	BUY	37668	207599
Total			**-56290**	**-336393**

Date	Registered Company	Transaction type	Quantity	Consideration
17 Sep 2008	Citicorp Nominees Pty Limited	BUY	141833	838433
17 Sep 2008	Citicorp Nominees Pty Limited	SELL	-437	-2582
18 Sep 2008	Citicorp Nominees Pty Limited	SELL	-1217	-6994
23 Sep 2008	Citicorp Nominees Pty Limited	BUY	28752	155154
24 Sep 2008	Citicorp Nominees Pty Limited	BUY	1174	6222
24 Sep 2008	Citicorp Nominees Pty Limited	BUY	9635	51409
26 Sep 2008	Citicorp Nominees Pty Limited	BUY	663	3654
29 Sep 2008	Citicorp Nominees Pty Limited	BUY	160567	917867
07 Oct 2008	Citicorp Nominees Pty Limited	BUY	26432	150993
07 Oct 2008	Citicorp Nominees Pty Limited	BUY	35865	204881
Total			**403267**	**2319037**

07 Oct 2008	National Nominees Limited	BUY	2033	11616
08 Oct 2008	National Nominees Limited	BUY	2350	13632
Total			**4383**	**25248**
Entity Total			**351360**	**2007892**

Colonial First State Investment Limited (3)

Date	Registered Company	Transaction type	Quantity	Consideration
11 Sep 2008	Citicorp Nominees Pty Limited	SELL	-136965	-766167
11 Sep 2008	Citicorp Nominees Pty Limited	SELL	-124639	-698573
11 Sep 2008	Citicorp Nominees Pty Limited	SELL	-118476	-662720
11 Sep 2008	Citicorp Nominees Pty Limited	SELL	-31037	-173598
11 Sep 2008	Citicorp Nominees Pty Limited	SELL	-28244	-158283
11 Sep 2008	Citicorp Nominees Pty Limited	SELL	-26847	-150152
11 Sep 2008	Citicorp Nominees Pty Limited	SELL	-10000	-55890
12 Sep 2008	Citicorp Nominees Pty Limited	SELL	-56282	-322652
12 Sep 2008	Citicorp Nominees Pty Limited	SELL	-46049	-264476
12 Sep 2008	Citicorp Nominees Pty Limited	SELL	-37805	-216927
12 Sep 2008	Citicorp Nominees Pty Limited	SELL	-32151	-184294
12 Sep 2008	Citicorp Nominees Pty Limited	SELL	-27000	-154422
12 Sep 2008	Citicorp Nominees Pty Limited	SELL	-26306	-151068
12 Sep 2008	Citicorp Nominees Pty Limited	SELL	-21251	-121974
15 Sep 2008	Citicorp Nominees Pty Limited	SELL	-65000	-372329
15 Sep 2008	Citicorp Nominees Pty Limited	SELL	-28000	-161591
15 Sep 2008	Citicorp Nominees Pty Limited	SELL	-10000	-57404
16 Sep 2008	Citicorp Nominees Pty Limited	SELL	-160000	-928577
16 Sep 2008	Citicorp Nominees Pty Limited	SELL	-26000	-150231
17 Sep 2008	Citicorp Nominees Pty Limited	BUY	3854	22902
17 Sep 2008	Citicorp Nominees Pty Limited	SELL	-228000	-1342181
17 Sep 2008	Citicorp Nominees Pty Limited	SELL	-50000	-293641
17 Sep 2008	Citicorp Nominees Pty Limited	SELL	-29023	-170578
17 Sep 2008	Citicorp Nominees Pty Limited	SELL	-17000	-99425
17 Sep 2008	Citicorp Nominees Pty Limited	SELL	-12438	-73644
18 Sep 2008	Citicorp Nominees Pty Limited	SELL	-406116	-2338469
18 Sep 2008	Citicorp Nominees Pty Limited	SELL	-137258	-790350
18 Sep 2008	Citicorp Nominees Pty Limited	SELL	-100000	-580015
18 Sep 2008	Citicorp Nominees Pty Limited	SELL	-53639	-313536
18 Sep 2008	Citicorp Nominees Pty Limited	SELL	-32000	-184581
19 Sep 2008	Citicorp Nominees Pty Limited	BUY	7000	38100
19 Sep 2008	Citicorp Nominees Pty Limited	BUY	153271	824598
19 Sep 2008	Citicorp Nominees Pty Limited	BUY	197395	1061985
19 Sep 2008	Citicorp Nominees Pty Limited	SELL	-197395	-1061985
19 Sep 2008	Citicorp Nominees Pty Limited	SELL	-182612	-990644
19 Sep 2008	Citicorp Nominees Pty Limited	SELL	-153271	-824598
19 Sep 2008	Citicorp Nominees Pty Limited	SELL	-80485	-449918
19 Sep 2008	Citicorp Nominees Pty Limited	SELL	-60871	-328791
19 Sep 2008	Citicorp Nominees Pty Limited	SELL	-39459	-214059
19 Sep 2008	Citicorp Nominees Pty Limited	SELL	-27204	-152073
19 Sep 2008	Citicorp Nominees Pty Limited	SELL	-13153	-71045
23 Sep 2008	Citicorp Nominees Pty Limited	SELL	-63960	-344029
23 Sep 2008	Citicorp Nominees Pty Limited	SELL	-5815	-31523
24 Sep 2008	Citicorp Nominees Pty Limited	BUY	24100	128429
25 Sep 2008	Citicorp Nominees Pty Limited	BUY	4250	22749
25 Sep 2008	Citicorp Nominees Pty Limited	BUY	15200	79587
25 Sep 2008	Citicorp Nominees Pty Limited	BUY	27932	146868
26 Sep 2008	Citicorp Nominees Pty Limited	BUY	4129	22951
26 Sep 2008	Citicorp Nominees Pty Limited	BUY	45472	252135

26 Sep 2008	Citicorp Nominees Pty Limited	SELL	-179319	-996936
26 Sep 2008	Citicorp Nominees Pty Limited	SELL	-60609	-336960
26 Sep 2008	Citicorp Nominees Pty Limited	SELL	-23771	-134418
26 Sep 2008	Citicorp Nominees Pty Limited	SELL	-10000	-56208
29 Sep 2008	Citicorp Nominees Pty Limited	BUY	5000	28315
29 Sep 2008	Citicorp Nominees Pty Limited	SELL	-65403	-373151
29 Sep 2008	Citicorp Nominees Pty Limited	SELL	-50000	-283402
30 Sep 2008	Citicorp Nominees Pty Limited	BUY	56666	313324
30 Sep 2008	Citicorp Nominees Pty Limited	SELL	-60000	-335083
30 Sep 2008	Citicorp Nominees Pty Limited	SELL	-50000	-275696
30 Sep 2008	Citicorp Nominees Pty Limited	SELL	-49219	-275626
30 Sep 2008	Citicorp Nominees Pty Limited	SELL	-25000	-139618
30 Sep 2008	Citicorp Nominees Pty Limited	SELL	-11760	-64915
30 Sep 2008	Citicorp Nominees Pty Limited	SELL	-7939	-44202
01 Oct 2008	Citicorp Nominees Pty Limited	BUY	14756	83902
01 Oct 2008	Citicorp Nominees Pty Limited	SELL	-150000	-863537
01 Oct 2008	Citicorp Nominees Pty Limited	SELL	-19793	-114271
02 Oct 2008	Citicorp Nominees Pty Limited	SELL	-10000	-57946
03 Oct 2008	Citicorp Nominees Pty Limited	BUY	13300	78587
03 Oct 2008	Citicorp Nominees Pty Limited	SELL	-56037	-329910
03 Oct 2008	Citicorp Nominees Pty Limited	SELL	-50433	-298693
03 Oct 2008	Citicorp Nominees Pty Limited	SELL	-35287	-206971
03 Oct 2008	Citicorp Nominees Pty Limited	SELL	-20000	-117899
03 Oct 2008	Citicorp Nominees Pty Limited	SELL	-18941	-111513
03 Oct 2008	Citicorp Nominees Pty Limited	SELL	-17046	-100956
06 Oct 2008	Citicorp Nominees Pty Limited	BUY	132400	776538
07 Oct 2008	Citicorp Nominees Pty Limited	BUY	16050	91685
07 Oct 2008	Citicorp Nominees Pty Limited	BUY	58570	334581
07 Oct 2008	Citicorp Nominees Pty Limited	BUY	137700	810536
07 Oct 2008	Citicorp Nominees Pty Limited	SELL	-150000	-879486
07 Oct 2008	Citicorp Nominees Pty Limited	SELL	-32214	-188509
07 Oct 2008	Citicorp Nominees Pty Limited	SELL	-28019	-164857
07 Oct 2008	Citicorp Nominees Pty Limited	SELL	-23829	-137520
07 Oct 2008	Citicorp Nominees Pty Limited	SELL	-10888	-63714
07 Oct 2008	Citicorp Nominees Pty Limited	SELL	-10213	-60155
07 Oct 2008	Citicorp Nominees Pty Limited	SELL	-9470	-55719
08 Oct 2008	Citicorp Nominees Pty Limited	BUY	13600	78773
10 Oct 2008	Citicorp Nominees Pty Limited	BUY	61200	330732
13 Oct 2008	Citicorp Nominees Pty Limited	BUY	10000	52912
13 Oct 2008	Citicorp Nominees Pty Limited	BUY	20552	110555
13 Oct 2008	Citicorp Nominees Pty Limited	BUY	100534	532220
13 Oct 2008	Citicorp Nominees Pty Limited	SELL	-13116	-69431
Total			**-3027126**	**-17320751**
Entity Total			**-3027126**	**-17320751**

Colonial First State Investment Limited (1)

Date	Registered Company	Transaction type	Quantity	Consideration
11 Sep 2008	Citicorp Nominees Pty Limited	BUY	665	3742
12 Sep 2008	Citicorp Nominees Pty Limited	BUY	19403	111567
12 Sep 2008	Citicorp Nominees Pty Limited	SELL	-27695	-157814
15 Sep 2008	Citicorp Nominees Pty Limited	SELL	-1044275	-6004986
16 Sep 2008	Citicorp Nominees Pty Limited	SELL	-41505	-238165
17 Sep 2008	Citicorp Nominees Pty Limited	BUY	2000	11839
17 Sep 2008	Citicorp Nominees Pty Limited	BUY	6454	38152
17 Sep 2008	Citicorp Nominees Pty Limited	BUY	17305	102297
17 Sep 2008	Citicorp Nominees Pty Limited	BUY	33566	198422
17 Sep 2008	Citicorp Nominees Pty Limited	BUY	51266	303054

17 Sep 2008	Citicorp Nominees Pty Limited	BUY	61534	363753
17 Sep 2008	Citicorp Nominees Pty Limited	BUY	114762	678405
17 Sep 2008	Citicorp Nominees Pty Limited	BUY	311327	1840381
17 Sep 2008	Citicorp Nominees Pty Limited	SELL	-230044	-1359367
17 Sep 2008	Citicorp Nominees Pty Limited	SELL	-145128	-857585
17 Sep 2008	Citicorp Nominees Pty Limited	SELL	-101114	-597499
17 Sep 2008	Citicorp Nominees Pty Limited	SELL	-67037	-396132
17 Sep 2008	Citicorp Nominees Pty Limited	SELL	-6545	-38675
18 Sep 2008	Citicorp Nominees Pty Limited	SELL	-404633	-2325383
18 Sep 2008	Citicorp Nominees Pty Limited	SELL	-367318	-2110938
18 Sep 2008	Citicorp Nominees Pty Limited	SELL	-281912	-1620119
18 Sep 2008	Citicorp Nominees Pty Limited	SELL	-186905	-1074123
18 Sep 2008	Citicorp Nominees Pty Limited	SELL	-18247	-104864
19 Sep 2008	Citicorp Nominees Pty Limited	SELL	-1794283	-9827555
19 Sep 2008	Citicorp Nominees Pty Limited	SELL	-11600	-62376
23 Sep 2008	Citicorp Nominees Pty Limited	BUY	2047	11046
23 Sep 2008	Citicorp Nominees Pty Limited	BUY	2199	11866
23 Sep 2008	Citicorp Nominees Pty Limited	BUY	2773	14964
23 Sep 2008	Citicorp Nominees Pty Limited	BUY	9528	51416
23 Sep 2008	Citicorp Nominees Pty Limited	BUY	13030	70314
23 Sep 2008	Citicorp Nominees Pty Limited	BUY	20093	108428
23 Sep 2008	Citicorp Nominees Pty Limited	BUY	54259	292797
24 Sep 2008	Citicorp Nominees Pty Limited	BUY	75	398
24 Sep 2008	Citicorp Nominees Pty Limited	BUY	175	928
24 Sep 2008	Citicorp Nominees Pty Limited	BUY	439	2327
24 Sep 2008	Citicorp Nominees Pty Limited	BUY	543	2878
24 Sep 2008	Citicorp Nominees Pty Limited	BUY	613	3271
24 Sep 2008	Citicorp Nominees Pty Limited	BUY	908	4812
24 Sep 2008	Citicorp Nominees Pty Limited	BUY	1432	7641
24 Sep 2008	Citicorp Nominees Pty Limited	BUY	2338	12391
24 Sep 2008	Citicorp Nominees Pty Limited	BUY	3599	19203
24 Sep 2008	Citicorp Nominees Pty Limited	BUY	4457	23781
24 Sep 2008	Citicorp Nominees Pty Limited	BUY	7452	39761
24 Sep 2008	Citicorp Nominees Pty Limited	BUY	19198	102434
24 Sep 2008	Citicorp Nominees Pty Limited	SELL	-546301	-2858216
24 Sep 2008	Citicorp Nominees Pty Limited	SELL	-9024	-47827
25 Sep 2008	Citicorp Nominees Pty Limited	BUY	15744	83196
25 Sep 2008	Citicorp Nominees Pty Limited	BUY	26717	141181
25 Sep 2008	Citicorp Nominees Pty Limited	BUY	55534	293459
25 Sep 2008	Citicorp Nominees Pty Limited	SELL	-702575	-3686146
25 Sep 2008	Citicorp Nominees Pty Limited	SELL	-88781	-465800
25 Sep 2008	Citicorp Nominees Pty Limited	SELL	-88781	-468157
25 Sep 2008	Citicorp Nominees Pty Limited	SELL	-11219	-59160
26 Sep 2008	Citicorp Nominees Pty Limited	BUY	3600	20392
26 Sep 2008	Citicorp Nominees Pty Limited	BUY	5978	33861
26 Sep 2008	Citicorp Nominees Pty Limited	BUY	9994	55080
26 Sep 2008	Citicorp Nominees Pty Limited	BUY	99800	550025
26 Sep 2008	Citicorp Nominees Pty Limited	BUY	143084	788575
26 Sep 2008	Citicorp Nominees Pty Limited	BUY	209906	1156850
26 Sep 2008	Citicorp Nominees Pty Limited	SELL	-737634	-4164462
26 Sep 2008	Citicorp Nominees Pty Limited	SELL	-200000	-1141655
29 Sep 2008	Citicorp Nominees Pty Limited	BUY	8093	46263
29 Sep 2008	Citicorp Nominees Pty Limited	BUY	18520	105868
29 Sep 2008	Citicorp Nominees Pty Limited	BUY	58554	334719
29 Sep 2008	Citicorp Nominees Pty Limited	BUY	62765	358791
29 Sep 2008	Citicorp Nominees Pty Limited	BUY	64713	369926
29 Sep 2008	Citicorp Nominees Pty Limited	BUY	127054	726293
29 Sep 2008	Citicorp Nominees Pty Limited	BUY	326172	1864533
30 Sep 2008	Citicorp Nominees Pty Limited	SELL	-8815	-49160
01 Oct 2008	Citicorp Nominees Pty Limited	BUY	1676	9655

01 Oct 2008	Citicorp Nominees Pty Limited	BUY	10264	59262
01 Oct 2008	Citicorp Nominees Pty Limited	SELL	-1295714	-7487968
01 Oct 2008	Citicorp Nominees Pty Limited	SELL	-1676	-9655
02 Oct 2008	Citicorp Nominees Pty Limited	BUY	6000	34938
02 Oct 2008	Citicorp Nominees Pty Limited	BUY	36100	210129
02 Oct 2008	Citicorp Nominees Pty Limited	SELL	-214741	-1244788
03 Oct 2008	Citicorp Nominees Pty Limited	SELL	-1000000	-5947782
07 Oct 2008	Citicorp Nominees Pty Limited	BUY	299	1711
07 Oct 2008	Citicorp Nominees Pty Limited	BUY	1618	9244
07 Oct 2008	Citicorp Nominees Pty Limited	BUY	3245	18535
07 Oct 2008	Citicorp Nominees Pty Limited	BUY	3323	18984
07 Oct 2008	Citicorp Nominees Pty Limited	BUY	4212	24062
07 Oct 2008	Citicorp Nominees Pty Limited	BUY	8166	46650
07 Oct 2008	Citicorp Nominees Pty Limited	BUY	10667	60937
07 Oct 2008	Citicorp Nominees Pty Limited	BUY	11500	67759
07 Oct 2008	Citicorp Nominees Pty Limited	BUY	13976	79838
07 Oct 2008	Citicorp Nominees Pty Limited	BUY	13982	79872
07 Oct 2008	Citicorp Nominees Pty Limited	BUY	14417	82356
07 Oct 2008	Citicorp Nominees Pty Limited	BUY	27156	155129
07 Oct 2008	Citicorp Nominees Pty Limited	BUY	27539	157314
07 Oct 2008	Citicorp Nominees Pty Limited	BUY	27977	159818
07 Oct 2008	Citicorp Nominees Pty Limited	BUY	43504	248515
07 Oct 2008	Citicorp Nominees Pty Limited	BUY	71278	407176
07 Oct 2008	Citicorp Nominees Pty Limited	SELL	-1708187	-9977011
08 Oct 2008	Citicorp Nominees Pty Limited	BUY	7400	42890
08 Oct 2008	Citicorp Nominees Pty Limited	SELL	-1100000	-6334977
09 Oct 2008	Citicorp Nominees Pty Limited	BUY	31800	182082
09 Oct 2008	Citicorp Nominees Pty Limited	BUY	322925	1847131
09 Oct 2008	Citicorp Nominees Pty Limited	BUY	590230	3376116
09 Oct 2008	Citicorp Nominees Pty Limited	SELL	-590230	-3376116
09 Oct 2008	Citicorp Nominees Pty Limited	SELL	-322925	-1847131
10 Oct 2008	Citicorp Nominees Pty Limited	BUY	63528	339875
10 Oct 2008	Citicorp Nominees Pty Limited	BUY	154143	824665
10 Oct 2008	Citicorp Nominees Pty Limited	BUY	588383	3147849
10 Oct 2008	Citicorp Nominees Pty Limited	BUY	862908	4616558
10 Oct 2008	Citicorp Nominees Pty Limited	BUY	1431949	7660927
10 Oct 2008	Citicorp Nominees Pty Limited	BUY	1905511	10194484
10 Oct 2008	Citicorp Nominees Pty Limited	SELL	-1431949	-7660927
10 Oct 2008	Citicorp Nominees Pty Limited	SELL	-1047930	-5688216
10 Oct 2008	Citicorp Nominees Pty Limited	SELL	-890604	-4878326
10 Oct 2008	Citicorp Nominees Pty Limited	SELL	-588383	-3147849
10 Oct 2008	Citicorp Nominees Pty Limited	SELL	-3100	-16909
13 Oct 2008	Citicorp Nominees Pty Limited	SELL	-1342558	-7096951
13 Oct 2008	Citicorp Nominees Pty Limited	SELL	-130700	-690899
13 Oct 2008	Citicorp Nominees Pty Limited	SELL	-51183	-270988
Total			**-10545907**	**-59866916**
Entity Total			**-10545907**	**-59866916**

ASB Group Investments

Date	Registered Company	Transaction type	Quantity	Consideration
19 Sep 2008	Citicorp Nominees Pty Limited	SELL	-10405	-56562
19 Sep 2008	Citicorp Nominees Pty Limited	SELL	-3468	-18776
25 Sep 2008	Citicorp Nominees Pty Limited	SELL	-8284	-43905
07 Oct 2008	Citicorp Nominees Pty Limited	BUY	3417	19520
Total			**-18740**	**-99723**

Date	Registered Company	Transaction type	Quantity	Consideration

07 Oct 2008	Tower Investments	SELL	-19403	-108656
Total			**-19403**	**-108656**

Entity Total			**-38143**	**-208379**

Avanteos Investments Limited

Date	Registered Company	Transaction type	Quantity	Consideration
15 Sep 2008	Avanteos Investments Limited	SELL	-3200	-18432
16 Sep 2008	Avanteos Investments Limited	SELL	-2075	-11973
Total			**-5275**	**-30405**
Entity Total			**-5275**	**-30405**

The Colonial Mutual Life Assurance Society Limited

Date	Registered Company	Transaction type	Quantity	Consideration
11 Sep 2008	ANZ Custodian Services Limited	SELL	-11500	-64464
11 Sep 2008	ANZ Custodian Services Limited	SELL	-6800	-38118
11 Sep 2008	ANZ Custodian Services Limited	SELL	-6600	-36997
11 Sep 2008	ANZ Custodian Services Limited	SELL	-4900	-27467
11 Sep 2008	ANZ Custodian Services Limited	SELL	-3900	-21862
11 Sep 2008	ANZ Custodian Services Limited	SELL	-2900	-16256
12 Sep 2008	ANZ Custodian Services Limited	SELL	-28500	-163739
12 Sep 2008	ANZ Custodian Services Limited	SELL	-17100	-98138
12 Sep 2008	ANZ Custodian Services Limited	SELL	-10100	-57964
12 Sep 2008	ANZ Custodian Services Limited	SELL	-4300	-24747
15 Sep 2008	ANZ Custodian Services Limited	SELL	-42000	-240797
15 Sep 2008	ANZ Custodian Services Limited	SELL	-6900	-39780
16 Sep 2008	ANZ Custodian Services Limited	SELL	-16500	-95521
16 Sep 2008	ANZ Custodian Services Limited	SELL	-11800	-68382
16 Sep 2008	ANZ Custodian Services Limited	SELL	-9700	-56155
16 Sep 2008	ANZ Custodian Services Limited	SELL	-6900	-39986
17 Sep 2008	ANZ Custodian Services Limited	SELL	-21200	-125817
17 Sep 2008	ANZ Custodian Services Limited	SELL	-14800	-87588
17 Sep 2008	ANZ Custodian Services Limited	SELL	-8700	-51487
18 Sep 2008	ANZ Custodian Services Limited	SELL	-11100	-63994
18 Sep 2008	ANZ Custodian Services Limited	SELL	-6500	-37474
19 Sep 2008	ANZ Custodian Services Limited	BUY	50000	268687
22 Sep 2008	ANZ Custodian Services Limited	BUY	19300	103326
22 Sep 2008	ANZ Custodian Services Limited	BUY	32800	175601
24 Sep 2008	ANZ Custodian Services Limited	BUY	3900	20860
24 Sep 2008	ANZ Custodian Services Limited	BUY	6600	35301
24 Sep 2008	ANZ Custodian Services Limited	BUY	13600	72488
24 Sep 2008	ANZ Custodian Services Limited	BUY	23000	122591
25 Sep 2008	ANZ Custodian Services Limited	BUY	7800	41035
25 Sep 2008	ANZ Custodian Services Limited	BUY	13200	69445
26 Sep 2008	ANZ Custodian Services Limited	BUY	37600	208178
29 Sep 2008	ANZ Custodian Services Limited	BUY	8300	47431
29 Sep 2008	ANZ Custodian Services Limited	BUY	14100	80576
30 Sep 2008	ANZ Custodian Services Limited	BUY	30000	164521
30 Sep 2008	ANZ Custodian Services Limited	BUY	50000	274201
09 Oct 2008	ANZ Custodian Services Limited	SELL	-7100	-40579
Total			**50400**	**186929**

Date	Registered Company	Transaction type	Quantity	Consideration
11 Sep 2008	BNP Paribas Securities	SELL	-13800	-77357
11 Sep 2008	BNP Paribas Securities	SELL	-7900	-44284

11 Sep 2008	BNP Paribas Securities	SELL	-5900	-33073
12 Sep 2008	BNP Paribas Securities	SELL	-8800	-50646
15 Sep 2008	BNP Paribas Securities	SELL	-14000	-80713
16 Sep 2008	BNP Paribas Securities	SELL	-19600	-113467
17 Sep 2008	BNP Paribas Securities	SELL	-3252930	-19029641
17 Sep 2008	BNP Paribas Securities	SELL	-17700	-104750
18 Sep 2008	BNP Paribas Securities	SELL	-13200	-76100
19 Sep 2008	BNP Paribas Securities	BUY	51285	274497
22 Sep 2008	BNP Paribas Securities	BUY	39200	209864
24 Sep 2008	BNP Paribas Securities	BUY	7600	40650
24 Sep 2008	BNP Paribas Securities	BUY	26500	141246
25 Sep 2008	BNP Paribas Securities	BUY	15200	79966
09 Oct 2008	BNP Paribas Securities	SELL	-14000	-80014
Total			**-3228045**	**-18943822**

Date	Registered Company	Transaction type	Quantity	Consideration
11 Sep 2008	Citicorp Nominees Pty Limited	SELL	-76200	-427147
11 Sep 2008	Citicorp Nominees Pty Limited	SELL	-43500	-243844
11 Sep 2008	Citicorp Nominees Pty Limited	SELL	-36800	-206286
11 Sep 2008	Citicorp Nominees Pty Limited	SELL	-32500	-182182
11 Sep 2008	Citicorp Nominees Pty Limited	SELL	-21000	-117718
11 Sep 2008	Citicorp Nominees Pty Limited	SELL	-15800	-88568
12 Sep 2008	Citicorp Nominees Pty Limited	SELL	-113200	-649661
12 Sep 2008	Citicorp Nominees Pty Limited	SELL	-54800	-314500
12 Sep 2008	Citicorp Nominees Pty Limited	SELL	-48600	-279703
12 Sep 2008	Citicorp Nominees Pty Limited	SELL	-23600	-135823
15 Sep 2008	Citicorp Nominees Pty Limited	SELL	-77800	-448532
16 Sep 2008	Citicorp Nominees Pty Limited	SELL	-108700	-629278
16 Sep 2008	Citicorp Nominees Pty Limited	SELL	-77800	-450860
16 Sep 2008	Citicorp Nominees Pty Limited	SELL	-52700	-305087
16 Sep 2008	Citicorp Nominees Pty Limited	SELL	-37700	-218476
17 Sep 2008	Citicorp Nominees Pty Limited	SELL	-98000	-579973
17 Sep 2008	Citicorp Nominees Pty Limited	SELL	-67400	-400002
17 Sep 2008	Citicorp Nominees Pty Limited	SELL	-47300	-279926
18 Sep 2008	Citicorp Nominees Pty Limited	SELL	-73000	-420859
19 Sep 2008	Citicorp Nominees Pty Limited	BUY	50000	268687
22 Sep 2008	Citicorp Nominees Pty Limited	BUY	106100	568026
22 Sep 2008	Citicorp Nominees Pty Limited	BUY	217400	1163891
24 Sep 2008	Citicorp Nominees Pty Limited	BUY	21200	113392
24 Sep 2008	Citicorp Nominees Pty Limited	BUY	43500	232667
24 Sep 2008	Citicorp Nominees Pty Limited	BUY	74200	395488
24 Sep 2008	Citicorp Nominees Pty Limited	BUY	152300	811763
25 Sep 2008	Citicorp Nominees Pty Limited	BUY	42400	223064
25 Sep 2008	Citicorp Nominees Pty Limited	BUY	87000	457702
29 Sep 2008	Citicorp Nominees Pty Limited	BUY	45300	258872
29 Sep 2008	Citicorp Nominees Pty Limited	BUY	92800	530315
07 Oct 2008	Citicorp Nominees Pty Limited	SELL	-28200	-164829
09 Oct 2008	Citicorp Nominees Pty Limited	SELL	-79600	-454939
09 Oct 2008	Citicorp Nominees Pty Limited	SELL	-38800	-221754
10 Oct 2008	Citicorp Nominees Pty Limited	SELL	-400000	-2202342
10 Oct 2008	Citicorp Nominees Pty Limited	SELL	-100000	-548591
Total			**-820800**	**-4947013**

Date	Registered Company	Transaction type	Quantity	Consideration
11 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-51900	-290931
11 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-29700	-166486
11 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-26300	-147427
11 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-25900	-145185
11 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-25800	-144624
11 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-22300	-125005

11 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-18700	-104825
11 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-15000	-84084
11 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-14800	-82963
11 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-14700	-82402
11 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-12400	-69509
11 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-11600	-65025
11 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-11300	-63343
11 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-11100	-62222
11 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-11100	-62222
11 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-10700	-59980
11 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-8000	-44845
11 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-7100	-39800
11 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-6600	-36997
11 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-5300	-29710
11 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-5000	-28028
11 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-4800	-26907
11 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-2800	-15696
11 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-2100	-11772
12 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-128900	-740561
12 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-77200	-443055
12 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-63900	-367121
12 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-39200	-224971
12 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-38500	-220954
12 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-38300	-219806
12 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-33200	-191073
12 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-28700	-164888
12 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-27800	-159546
12 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-18500	-106173
12 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-17200	-98712
12 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-16900	-97263
12 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-16600	-95537
12 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-11900	-68487
12 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-8000	-46042
12 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-7400	-42589
12 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-7200	-41321
12 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-3100	-17841
15 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-96300	-552114
15 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-94000	-538927
15 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-53100	-306132
15 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-26500	-152778
15 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-19100	-110115
15 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-17700	-101479
15 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-12700	-73218
15 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-11800	-68029
16 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-74200	-429553
16 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-37700	-218250
16 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-37000	-214198
16 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-36700	-212461
16 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-26700	-154570
16 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-26400	-152991
16 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-26300	-152411
16 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-17800	-103046
16 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-16500	-95521
16 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-6900	-39945
17 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-66800	-395329
17 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-47300	-280714
17 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-34300	-203562
17 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-33900	-200623
17 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-33300	-197073
17 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-33200	-196481

17 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-24000	-142034
17 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-21200	-125817
17 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-16000	-94690
17 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-14900	-88180
17 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-8600	-51039
17 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-6100	-36100
18 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-49800	-287106
18 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-25200	-145283
18 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-24800	-142977
18 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-24700	-142400
18 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-17900	-103197
18 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-11900	-68606
18 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-11100	-63994
18 Sep 2008	JP Morgan Nominees Australia Limited	SELL	-4500	-25943
19 Sep 2008	JP Morgan Nominees Australia Limited	BUY	50000	268687
22 Sep 2008	JP Morgan Nominees Australia Limited	BUY	13500	72275
22 Sep 2008	JP Morgan Nominees Australia Limited	BUY	33100	177207
22 Sep 2008	JP Morgan Nominees Australia Limited	BUY	35500	190056
22 Sep 2008	JP Morgan Nominees Australia Limited	BUY	53400	285887
22 Sep 2008	JP Morgan Nominees Australia Limited	BUY	73000	390819
22 Sep 2008	JP Morgan Nominees Australia Limited	BUY	74000	396173
22 Sep 2008	JP Morgan Nominees Australia Limited	BUY	75500	404203
22 Sep 2008	JP Morgan Nominees Australia Limited	BUY	148600	795557
23 Sep 2008	JP Morgan Nominees Australia Limited	BUY	57404	306172
24 Sep 2008	JP Morgan Nominees Australia Limited	BUY	2700	14441
24 Sep 2008	JP Morgan Nominees Australia Limited	BUY	6600	35301
24 Sep 2008	JP Morgan Nominees Australia Limited	BUY	7100	37976
24 Sep 2008	JP Morgan Nominees Australia Limited	BUY	9500	50635
24 Sep 2008	JP Morgan Nominees Australia Limited	BUY	10700	57231
24 Sep 2008	JP Morgan Nominees Australia Limited	BUY	14700	78625
24 Sep 2008	JP Morgan Nominees Australia Limited	BUY	14800	79160
24 Sep 2008	JP Morgan Nominees Australia Limited	BUY	15100	80765
24 Sep 2008	JP Morgan Nominees Australia Limited	BUY	23200	123657
24 Sep 2008	JP Morgan Nominees Australia Limited	BUY	24900	132718
24 Sep 2008	JP Morgan Nominees Australia Limited	BUY	29800	159390
24 Sep 2008	JP Morgan Nominees Australia Limited	BUY	37400	199343
24 Sep 2008	JP Morgan Nominees Australia Limited	BUY	51300	273430
24 Sep 2008	JP Morgan Nominees Australia Limited	BUY	51900	276628
24 Sep 2008	JP Morgan Nominees Australia Limited	BUY	52900	281958
24 Sep 2008	JP Morgan Nominees Australia Limited	BUY	104200	555388
25 Sep 2008	JP Morgan Nominees Australia Limited	BUY	5400	28409
25 Sep 2008	JP Morgan Nominees Australia Limited	BUY	13200	69445
25 Sep 2008	JP Morgan Nominees Australia Limited	BUY	14200	74705
25 Sep 2008	JP Morgan Nominees Australia Limited	BUY	21400	112584
25 Sep 2008	JP Morgan Nominees Australia Limited	BUY	29300	154146
25 Sep 2008	JP Morgan Nominees Australia Limited	BUY	29700	156250
25 Sep 2008	JP Morgan Nominees Australia Limited	BUY	30200	158881
25 Sep 2008	JP Morgan Nominees Australia Limited	BUY	49500	259052
25 Sep 2008	JP Morgan Nominees Australia Limited	BUY	50500	264286
25 Sep 2008	JP Morgan Nominees Australia Limited	BUY	59500	313026
25 Sep 2008	JP Morgan Nominees Australia Limited	BUY	74300	388095
25 Sep 2008	JP Morgan Nominees Australia Limited	BUY	75700	395408
26 Sep 2008	JP Morgan Nominees Australia Limited	BUY	61000	337736
26 Sep 2008	JP Morgan Nominees Australia Limited	BUY	84000	465079
29 Sep 2008	JP Morgan Nominees Australia Limited	BUY	5800	33145
29 Sep 2008	JP Morgan Nominees Australia Limited	BUY	14200	81147
29 Sep 2008	JP Morgan Nominees Australia Limited	BUY	15200	86862
29 Sep 2008	JP Morgan Nominees Australia Limited	BUY	22900	130864
29 Sep 2008	JP Morgan Nominees Australia Limited	BUY	31500	180010
29 Sep 2008	JP Morgan Nominees Australia Limited	BUY	31700	181153

29 Sep 2008	JP Morgan Nominees Australia Limited	BUY	32300	184582
29 Sep 2008	JP Morgan Nominees Australia Limited	BUY	63700	364020
01 Oct 2008	JP Morgan Nominees Australia Limited	BUY	44649	250415
01 Oct 2008	JP Morgan Nominees Australia Limited	BUY	50000	280427
03 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-225000	-1327846
06 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-100000	-588488
07 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-20000	-116900
09 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-54800	-313199
09 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-27700	-158314
09 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-19700	-112592
09 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-13000	-74299
09 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-12200	-69727
09 Oct 2008	JP Morgan Nominees Australia Limited	SELL	-5000	-28577
Total			**-581147**	**-4119347**

Date	Registered Company	Transaction type	Quantity	Consideration
11 Sep 2008	National Nominees Limited	SELL	-12800	-71752
11 Sep 2008	National Nominees Limited	SELL	-7300	-40921
11 Sep 2008	National Nominees Limited	SELL	-5500	-30831
11 Sep 2008	National Nominees Limited	SELL	-5300	-29710
11 Sep 2008	National Nominees Limited	SELL	-3000	-16817
11 Sep 2008	National Nominees Limited	SELL	-2300	-12893
12 Sep 2008	National Nominees Limited	SELL	-19000	-109042
12 Sep 2008	National Nominees Limited	SELL	-8200	-47193
12 Sep 2008	National Nominees Limited	SELL	-7900	-45339
12 Sep 2008	National Nominees Limited	SELL	-3400	-19568
15 Sep 2008	National Nominees Limited	SELL	-13100	-75524
15 Sep 2008	National Nominees Limited	SELL	-5400	-31132
16 Sep 2008	National Nominees Limited	SELL	-18300	-105941
16 Sep 2008	National Nominees Limited	SELL	-13100	-75916
16 Sep 2008	National Nominees Limited	SELL	-7600	-43997
17 Sep 2008	National Nominees Limited	SELL	-16400	-97057
17 Sep 2008	National Nominees Limited	SELL	-6800	-40243
18 Sep 2008	National Nominees Limited	SELL	-12200	-70335
18 Sep 2008	National Nominees Limited	SELL	-5100	-29402
22 Sep 2008	National Nominees Limited	BUY	15200	81376
22 Sep 2008	National Nominees Limited	BUY	36500	195409
24 Sep 2008	National Nominees Limited	BUY	3000	16046
24 Sep 2008	National Nominees Limited	BUY	7300	39045
24 Sep 2008	National Nominees Limited	BUY	10700	57031
24 Sep 2008	National Nominees Limited	BUY	25600	136449
25 Sep 2008	National Nominees Limited	BUY	6100	32092
25 Sep 2008	National Nominees Limited	BUY	14600	76810
26 Sep 2008	National Nominees Limited	BUY	17400	96338
29 Sep 2008	National Nominees Limited	BUY	6500	37145
29 Sep 2008	National Nominees Limited	BUY	15700	89719
30 Sep 2008	National Nominees Limited	BUY	50000	274201
07 Oct 2008	National Nominees Limited	SELL	-1800	-10521
09 Oct 2008	National Nominees Limited	SELL	-13400	-76585
09 Oct 2008	National Nominees Limited	SELL	-4800	-27434
Total			**15900**	**23508**

Date	Registered Company	Transaction type	Quantity	Consideration
11 Sep 2008	State Street Australia Limited	SELL	-9400	-52693
11 Sep 2008	State Street Australia Limited	SELL	-5400	-30270
11 Sep 2008	State Street Australia Limited	SELL	-4000	-22422
12 Sep 2008	State Street Australia Limited	SELL	-14000	-80347
12 Sep 2008	State Street Australia Limited	SELL	-6000	-34531
15 Sep 2008	State Street Australia Limited	SELL	-9600	-55346
16 Sep 2008	State Street Australia Limited	SELL	-13400	-77574

17 Sep 2008	State Street Australia Limited	SELL	-12100	-71609
18 Sep 2008	State Street Australia Limited	SELL	-9000	-51887
19 Sep 2008	State Street Australia Limited	BUY	35100	187869
19 Sep 2008	State Street Australia Limited	BUY	50000	268687
22 Sep 2008	State Street Australia Limited	BUY	26900	144014
24 Sep 2008	State Street Australia Limited	BUY	5400	28883
24 Sep 2008	State Street Australia Limited	BUY	18800	100204
25 Sep 2008	State Street Australia Limited	BUY	10800	56818
30 Sep 2008	State Street Australia Limited	BUY	20000	109680
09 Oct 2008	State Street Australia Limited	SELL	-9900	-56582
Total			**74200**	**362894**
Entity Total			**-4489492**	**-27436851**
Grand Total			**-20095283**	**-115084916**

End of Annexure B

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Appendix 3Y and 3Z – Director's Interests"

Released: 29 October 2008

Pages: 5
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Graeme William McGregor
Date of last notice	8 October 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A	Foster's Share Plans Pty Ltd (pursuant to the Directors' Share Purchase Plan)
Date of change	28 October 2008	28 October 2008
No. of securities held prior to change	31,687	8,774
Class	Ordinary Shares	Ordinary Shares
Number acquired	8,774	Nil
Number disposed	Nil	8,774
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Transfer from Trust	Transfer to beneficial owner
No. of securities held after change	40,461	Nil
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares transferred out of Director's Share Purchase Plan	Shares transferred out of Director's Share Purchase Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated – 30 October 2008

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Graeme William McGregor
Date of last notice	30 October 2008
Date that director ceased to be director	29 October 2008

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
40,461 Ordinary Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest N/A	**Number & class of securities**

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

Dated: 30 October 2008

+ See chapter 19 for defined terms.

****

TRANSMISSION OK

TX/RX NO	3835
CONNECTION TEL	001512027729207
SUBADDRESS	
CONNECTION ID	SEC CORP FIN
ST. TIME	30/10 10:18
USAGE T	01'10
PGS. SENT	5
RESULT	OK

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Appendix 3Y and 3Z – Director's Interests"

Released: 29 October 2008

Pages: 5
(including this page)

FILE NO: 082-01711

END